AGREEMENT OF REPORTING PERSONS

       The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: August 8, 2025

                                 W. R. BERKLEY CORPORATION
                                 By: /s/ Richard M. Baio
                                      Name: Richard M. Baio
                                      Title: Executive Vice President and Chief Financial Officer

                                 BERKLEY INSURANCE COMPANY
                                 By: /s/ Richard M. Baio
                                      Name: Richard M. Baio
                                      Title: Executive Vice President and Treasurer